Exhibit 99.1

Foresight Announces Fourth Quarter and Full Year 2018 Financial Results

NESS ZIONA, Israel — March 20, 2019 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the fourth quarter and full year 2018. Foresight ended the fourth quarter of 2018 with $15.7 million in cash and short-term deposits. This amount does not include gross proceeds of approximately $6.2 million raised through a public offering on March 19, 2019.

The Company reported GAAP net loss of $9.4 million for the fourth quarter 2018, and non-GAAP net loss for the same period of $4.1 million.

“Multiple positive developments in 2018 served to validate the strength of our QuadSight™ vision system,” said Haim Siboni, Foresight’s CEO. “We are particularly proud to be named a CES Innovation Awards honoree, recognizing QuadSight™ in the Vehicle Intelligence and Self-Driving category. This award from one of the industry’s most prestigious events acknowledges the groundbreaking technology at work in our QuadSight™ system.

“The strength of our competitive product offering was also recognized through a $1 million investment by RH Electronics, a leading contractor in the electronic industry, which purchased shares in Foresight at a significant premium over the market price. This investment echoes the industry confidence as demonstrated by the purchase of QuadSight™ prototypes by three separate European and Chinese automotive original equipment manufacturers (OEM) and one leading defense company in Israel. We expect to continue this momentum into 2019 and sell more systems as in-vehicle demonstrations increase customer confidence in our superior technology.”

Fourth Quarter 2018 Financial Results

●	Research and development (R&D) expenses for the three months ended December 31, 2018, were $2,160,000, compared to $1,670,000 in the three months ended December 31, 2017. The increase is attributed mainly to accelerated employee recruitment and is comprised primarily of payroll and related expenses, stock-based compensation expenses and subcontracted services expenses.
●	General and administrative (G&A) expenses for the fourth quarter 2018 were $882,000, compared to $732,000 in the same quarter last year. The increase is attributed primarily to payroll and related expenses, expenses related to service providers, and office expenses.
●	GAAP net loss for the three months ended December 31, 2018, was $9,414,000 compared to a GAAP net profit of $6,493,000 in the fourth quarter of 2017. The increase is attributed mainly to the revaluation of other investments.
●	Non-GAAP net loss for the fourth quarter of 2018 was $4,060,000, compared to a non-GAAP net loss of $977,000 in the three months ended December 31, 2017.

Full Year 2018 Financial Results

●	R&D expenses for the full year ended December 31, 2018 were $8,638,000, compared to $4,089,000 in the full year ended December 31, 2017. The increase is attributed to acceleration in Research & Development efforts and employee recruitment, and is comprised primarily of payroll and related expenses and subcontracted services expenses.
●	G&A expenses for the full year ended December 31, 2018, were $3,696,000, compared to $3,753,000 in the full year ended December 31, 2017. The decrease is attributed primarily to stock-based compensation expenses and to expenses associated with professional services offset by an increase in salaries and related personnel expenses, reflecting an increase in the number of employees.
●	GAAP net loss for the full year ended December 31, 2018, was $14,657,000, compared to a GAAP net loss of $15,942,000 in the full year ended December 31, 2017. The decrease is attributed mainly to the revaluation of derivative warrant liability and other investments and offset mainly by the increase in R&D expenses.
●	Non-GAAP net loss for the full year ended December 31, 2018 was $15,004,000 compared to a non-GAAP net loss of $5,274,000 in the full year ended December 31, 2017. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses, revaluation of derivative warrant liability and revaluation of other investments.

	Full year ended December 31,		Three months ended December 31,
(thousands of U.S. dollars)	2018	2017	2018	2017
GAAP Results
Net (loss) profit	$(14,657)	$(15,942)	$(9,414)	$6,494
Non-GAAP Results
Net (loss)	$(15,004)	$(5,274)	$(4,060)	$(977)

Balance Sheet Highlights

●	Cash and short-term deposits totaled $15.7 million as of December 31, 2018, compared to $21.8 million on December 31, 2017.

●	Investments in Rail Vision Ltd. totaled $7.9 million (including investment in an affiliate company totaling $7.6 million and other investments totaling $0.3 million) as of December 31, 2018, compared to $5.4 million on December 31, 2017. The increase is attributed primarily to the exercise of warrants in the amount of $5.1 million, in addition to an amount of $4 million representing the fair value of the exercised warrants, the revaluation of outstanding warrants (which are presented in current assets) of $0.3 million offset by an equity loss of $2.9 million.

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●	GAAP shareholders’ equity totaled $23.6 million as of December 31, 2018, compared to $24.8 million as of December 31, 2017. The decrease is attributed to the 2018 loss of $14.7 million offset by an increase due to the capital raise completed by the company during the period.

●	Non-GAAP shareholders’ equity totaled $23.3 million as of December 31, 2018, compared to $22.9 million as of December 31, 2017.

A reconciliation between GAAP shareholders’ equity results and non-GAAP shareholders’ equity results is provided in the financial statements that are part of this release. Non-GAAP results exclude revaluation of other investments and derivative warrant liability.

Recent Corporate Highlights:

●	CES 2019 Innovation Awards Recognize Foresight as Honoree in the Vehicle Intelligence and Self-Driving Technology Category: Foresight’s QuadSight™ vision system was named a 2019 CES Innovation Award honoree in the Vehicle Intelligence and Self-Driving Technology category. Foresight’s quad-camera vision system was selected from a highly competitive pool of participating innovative CES products. Foresight showcased a live demonstration, streaming direct from Israel, of its QuadSight™ vision system, demonstrating in real time how QuadSight™ detects obstacles in darkness, fog, rain, and blinding glare.
●	Foresight Receives $1 Million Investment from RH Electronics at $4.08 per ADS: Foresight signed a Development and Investment Agreement with RH Electronics Ltd., a primary contractor in the manufacturing and assembly of electronic systems. The development agreement covers the terms of RH’s engagement, directly and/or through its approved contractor, Tonson Labs, to develop and produce prototypes of a chip-based FPGA solution embedding Foresight’s proprietary image processing software for the QuadSight™ four-camera vision system. The FPGA-board platform offers substantial performance and cost benefits for long-term mass production in comparison with other off-the-shelf alternatives such as CPU boards.
●	Foresight Vision System Installed in Leading Automotive OEM’s Vehicle: Foresight successfully delivered and installed its first QuadSight™ prototype system for evaluation by a leading European manufacturer of commercial vehicles. The QuadSight™ system was successfully installed on the manufacturer’s truck and passed all initial performance testing. The customer will continue independent evaluation of the system’s performance.
●	Foresight Increased Stake in Rail Vision & Rail Vision Received Strategic $10M Investment from Knorr-Bremse (Frankfurt: KBX): Foresight increased its stake in Rail Vision Ltd. by exercising warrants into 2,704 of Rail Vision’s ordinary shares for an aggregate of $0.6 million. The exercise follows Rail Vision’s successful participation at the InnoTrans International Trade Fair for Transport Technology last September in Berlin, where Rail Vision demonstrated substantial technological and commercial progress. Following the exercise, as of December 31, 2018, Foresight held 33.81% of Rail Vision on a fully diluted basis.

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●	On March 13, 2019, Rail Vision and Knorr-Bremse, a global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems, executed an agreement whereby Knorr-Bremse will invest $10 million in Rail Vision, in two installments, in consideration of 21.34% of the Company’s issued and outstanding capital, representing a post investment valuation of approximately $47 million.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company's earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability and the revaluation of other investments. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company's ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses expectations to continue momentum into 2019 and selling more systems as in-vehicle demonstrations increase customer confidence in the company’s superior technology, the agreement with RH Electronics, and that a leading European manufacturer of commercial vehicles will continue independent evaluation of the QuadSight™ system’s performance. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC msegal@ms-ir.com

917-607-8654

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31, 2018	As of December 31, 2017
ASSETS

Current assets:
Cash and cash equivalents	$3,158	$9,636
Short Term Deposits	12,506	12,169
Marketable equity securities	23	22
Other Investments	345	2,361
Other current receivables	471	482
Total current assets	16,503	24,670

Non-current assets:
Investment in affiliate company	7,568	1,404
Other investments	-	1,672
Fixed assets, net	787	289
	8,355	3,365

Total assets	24,858	$28,035

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	344	$330
Other accounts payables	947	817
Derivative warrant liability	-	-
Total current liabilities	1,291	1,147

Derivative warrant liability	-	2,071

Total liabilities	1,291	3,218

Shareholders’ equity:

Common shares of NIS 0 par value;	-	-
Additional paid-in capital	57,521	44,114
Accumulated deficit	(33,954)	(19,297)
Total shareholders’ equity	23,567	24,817

Total liabilities and shareholders’ equity	24,858	$28,035

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	As of December 31, 2018	As of December 31, 2017
GAAP Shareholders' equity	23,567	24,817
Revaluation of other investments	(316)	(3,967)
Derivative warrant liability	-	2,071
Non-GAAP Shareholders' equity	23,252	22,921

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
Research and development expenses, net	(8,638)	(4,089)	(2,160)	(1,670)

Marketing and sales	(987)	(1,015)	(212)	(239)

General and administrative expenses	(3,696)	(3,753)	(882)	(732)

Operating loss	(13,321)	(8,875)	(3,254)	(2,641)

Equity in net gain (loss) of an affiliated company	(2,905)	156	(793)	882

Financing income (expenses), net	1,569	(7,241)	(5,367)	8,253

Net (loss) profit	(14,657)	(15,942)	(9,414)	6,494

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017

Net cash used in operating activities
Profit (Loss) for the Period	(14,657)	(15,942)	(9,414)	6,494

Adjustments to reconcile profit (loss) to net cash used in operating activities:	3,184	11,151	6,143	(7,491)

Net cash used in operating activities	(11,473)	(4,791)	(3,271)	(997)

Cash Flows from Investing Activities
Changes in short term deposits	(337)	(11,779)	(4,397)	(827)
Investment in affiliate company	(5,065)	-	(586)	-
Purchase of fixed assets	(733)	(271)	(22)	(122)

Net cash used in investing activities	(6,135)	(12,050)	(5,005)	(949)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	11,208	10,745	-	-
Exercise of warrants and options, net of issuance expenses	159	12,650	-	2,004

Net cash provided by financing activities	11,367	23,395	-	2,004

Effect of exchange rate changes on cash and cash equivalents	(237)	(282)	262	(604)

Increase (decrease) in cash and cash equivalents	(6,478)	6,272	(8,014)	(546)
Cash and cash equivalents at the beginning of the period	9,636	3,364	11,172	10,182

Cash and cash equivalents at the end of the period	3,158	9,636	3,158	9,636

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile profit (loss) to net cash used in operating activities:	Full year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
Share-based payment	2,040	2,455	420	392
Depreciation	235	49	62	19
Revaluation of warrant liability	(2,071)	12,180	(78)	(3,894)
Equity in loss (gain) of an affiliated company	2,905	(156)	793	(882)
Revaluation of securities	(1)	(4)	1	(2)
Revaluation of other investments	(316)	(3,967)	5,012	(3,967)
exchange rate changes on cash and cash equivalents	237	282	(262)	604

Changes in assets and liabilities:
Decrease (increase) in other receivables	11	(378)	55	(113)
Increase (decrease) in Trade payables	14	226	121	72
Increase (decrease) in other accounts payable	130	464	19	280

Adjustments to reconcile profit (loss) to net cash used in operating activities	3,184	11,151	6,143	(7,491)

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Year ended December 31		Three months ended December 31,
	2018	2017	2018	2017
GAAP operating loss	(13,321)	(8,857)	(3,254)	(2,641)
Stock-based compensation in research and development	621	491	130	146
Stock-based compensation in sales and marketing	196	443	53	89
Stock-based compensation in general and administrative	1,223	1,521	237	157
Non-GAAP operating loss	(11,281)	(6,402)	(2,834)	(2,249)

GAAP Financing income (expenses), net	1,569	(7,241)	(5,367)	8,253
Revaluation of other investments	(316)	(3,967)	5,012	(3,967)
Revaluation of derivative warrant liability	(2,071)	12,180	(78)	(3,894)
Non-GAAP Financing income (expenses), net	(818)	972	(433)	392

GAAP net profit (loss)	(14,657)	(15,942)	(9,414)	6,494
Stock-based compensation expenses	2,040	2,455	420	391
Revaluation of other investments	(316)	(3,967)	5,012	(3,967)
Revaluation of derivative warrant liability	(2,071)	12,180	(78)	(3,894)
Non-GAAP net loss	(15,004)	(5,274)	(4,060)	(977)

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